UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number: 1-2191

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

Financial Statements and Schedules

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

December 31, 2002

Report of Independent Auditors

The Plan Administrator
Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Brown Shoe Company, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLC

April 17, 2003
St. Louis, Missouri

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

	December 31, 2002			December 31, 2001
	Non-Participant- Directed	Participant- Directed	Total	Non-Participant- Directed	Participant- Directed	Total

Cash	$-	$8,501	$8,501	$-	$7,614	$7,614

Investment--at fair value	23,308,114	52,158,682	75,466,796	16,273,346	56,893,031	73,166,377

Outstanding loans	-	1,987,838	1,987,838	-	1,547,718	1,547,718

Accrued investment income	315	33,220	33,535	1,238	5,720	6,958

Pending purchases	-	-	-	59,730	-	59,730

Net assets available for benefits	$23,308,429	$54,188,241	$77,496,670	$16,334,314	$58,454,083	$74,788,397

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

	For the Year Ended December 31, 2002			For the Year Ended December 31, 2001
	Non-Participant- Directed	Participant- Directed	Total	Non-Participant- Directed	Participant- Directed	Total

Employer contributions	$2,362,381	$-	$2,362,381	$2,673,911	$-	$2,673,911

Employee contributions	-	6,470,236	6,470,236	-	7,271,589	7,271,589

Investment income	386,427	1,443,844	1,830,271	314,065	1,685,628	1,999,693

Interest income on loans	-	126,577	126,577	-	127,245	127,245

Net realized and unrealized (loss) gain on investments	7,113,720	(7,658,906)	(545,186)	2,880,432	(5,129,264)	(2,248,832)

Participant transfers	(1,293,985)	1,293,985	-	(787,332)	787,332	-

Withdrawals	(1,594,428)	(5,941,578)	(7,536,006)	(1,601,026)	(8,319,030)	(9,920,056)

Net change	6,974,115	(4,265,842)	2,708,273	3,480,050	(3,576,500)	(96,450)

Net assets available for benefits at beginning of year	16,334,314	58,454,083	74,788,397	12,854,264	62,030,583	74,884,847

Net assets available for benefits at end of year	$23,308,429	$54,188,241	$77,496,670	$16,334,314	$58,454,083	$74,788,397

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

December 31, 2002

NOTE A--DESCRIPTION OF THE PLAN

The following description of Brown Shoe Company, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Effective June 1, 2001, The Chicago Trust Company was appointed as the trustee of the Plan. The Plan was amended and restated effective December 7, 1997.

General

The Plan is a contributory 401(k) savings plan which covers salaried and selected hourly employees of Brown Shoe Company, Inc. (the "Company") and electing affiliates. Salaried and selected hourly employees are eligible to participate in the Plan beginning in the month following the date of hire after eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Effective January 1, 2002, the amount participants are allowed to contribute annually changed from 20% to 30% of eligible compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company contributes 75% of the first 2% and 50% of any amounts between 2 and 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company's common stock. Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

NOTE A--DESCRIPTION OF THE PLAN--Continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of service, which was five years through December 31, 2001, but reduced to three years on January 1, 2002. Forfeitures of nonvested Company matching contributions are used to reduce future Company contributions. During the year ended December 31, 2002, approximately $400,000 of forfeitures were used to reduce employer contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment fund choices offered by the Plan. The investment options are trusteed mutual funds. The mix of investments may be changed from one fund to another on a daily basis by participants.

Participant Loans

Participants may borrow from their fund accounts, excluding employer matching contributions held in Company stock, a minimum of $1,000 up to a maximum of $50,000 or 50% of the participant's account balance, whichever is less. Loan terms range from 1 year to 15 years. Principal and interest is paid ratably through payroll deductions. Interest rates are determined based on current lending rates and are fixed for the term of the loan.

Participant Transfers

Plan participants attaining age 55 or older may diversify their investment in Company common stock by transferring all or part of such holdings in their account to other investment fund choices offered by the Plan. Such transfers totaled $1,293,985 and $787,332 in 2002 and 2001, respectively.

Payment of Benefits

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship that cannot otherwise be relieved. Substantial financial hardship is defined as an event which requires funds that are not less than 1/12 of a participant's annual pay or $1,000. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over an annuity period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

NOTE A--DESCRIPTION OF THE PLAN--Continued

Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan sponsor with the exception of certain investment-related expenses which are netted against investment earnings.

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.

Investment Valuation

Equity securities, which are traded on security exchanges, and mutual funds are valued at fair value based on quoted market values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Other

The Company believes the Plan conforms with the requirements of ERISA.

Certain reclassifications of prior year presentations have been made to conform to the 2002 presentation.

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

NOTE B--INVESTMENTS

During 2002 and 2001, the Plan's investments depreciated in fair value by $545,186 and $2,248,832, respectively, as follows:

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2002
Brown Shoe Company, Inc. Common Stock	$7,113,720	$22,456,248
Chicago Capital Bond Fund	(151)	-
Primco Total Return "A" Fund	(146,120)	9,150,297
ABN AMRO Investor Money Market Fund	-	7,043,583
ABN AMRO/Montag & Caldwell Balanced Fund	(599,713)	3,686,400
Dodge & Cox Stock Fund	(2,206,807)	16,043,749
Vanguard Institutional Index Fund	(2,407,766)	7,702,176
ABN AMRO/Montag & Caldwell Growth Fund	(1,542,994)	5,151,619
Euro Pacific Growth Fund	(610,239)	3,740,494
Brazos Small Cap Fund	(145,116)	492,230
	$(545,186)	$75,466,796

Year Ended December 31, 2001
Brown Shoe Company, Inc. Common Stock	$2,880,432	$15,240,525
Galazy Short-Term Bond Fund	81,546	-
Chicago Capital Bond Fund	44,643	8,565,178
ABN AMRO Investor Money Market Fund	-	5,431,439
George Putnam Fund of Boston	56,209	-
ABN AMRO/Montag & Caldwell Balanced Fund	(72,479)	4,381,058
Putnam Fund for Growth & Income	182,745	-
Dodge & Cox Stock Fund	(826,052)	17,771,259
Fidelity Spartan U.S. Equity Index Fund	(619,773)	-
Vanguard Institutional Index Fund	(1,191,059)	10,560,538
Putnam Voyager Fund	(1,240,731)	-
ABN AMRO/Montag & Caldwell Growth Fund	(351,117)	6,866,245
Putnam International Growth Fund	(654,713)	-
Euro Pacific Growth Fund	(546,804)	4,139,519
Brazos Small Cap Fund	8,321	210,616
	$(2,248,832)	$73,166,377

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

NOTE B--INVESTMENTS--Continued

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31, 2002	December 31, 2001

Brown Shoe Company, Inc. Common Stock* (2002--942,352 shares; 2001--938,456 shares)	$22,456,248	$15,240,525

ABN AMRO Investor Money Market Fund	7,043,583	5,431,439
Chicago Capital Bond Fund	Less than 5%	8,565,178
Primco Total Return "A" Fund	9,150,297	Less than 5%
ABN AMRO/Montag & Caldwell Balanced Fund	Less Than 5%	4,381,058
Dodge & Cox Stock Fund	16,043,749	17,771,259
Vanguard Institutional Index Fund	7,702,176	10,560,538
ABN AMRO/Montag & Caldwell Growth Fund	5,151,619	6,866,245
Euro Pacific Growth Fund	Less than 5%	4,139,519

*Non-participant-directed.

The total non-participant-directed investments consist of the following:

Brown Shoe Company, Inc. Common Stock	$22,456,248	$15,240,525
ABN AMRO Investor Money Market Fund	851,866	1,032,821
	$23,308,114	$16,273,346

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

NOTE C--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001

Net assets available for benefits per the financial statements	$77,496,670	$74,788,397
Amounts allocated to withdrawing participants	(844)	(1,365,467)
Net assets available for benefits per the Form 5500	$77,495,826	$73,422,930

Following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

	Year Ended
	December 31, 2002	December 31, 2001

Withdrawals by participants per the financial statements	$7,536,006	$9,920,056
Less: Amounts allocated to withdrawing participants at December 31, 2001 and 2000	(1,365,467)	(996,914)
Add: Amounts allocated to withdrawing participants at December 31, 2002 and 2001	844	1,365,467

Withdrawals by participants per the Form 5500	$6,171,383	$10,288,609

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2002 and 2001, respectively, but not yet paid as of these dates.

NOTE D--FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF INVESTMENTS (HELD AT END OF YEAR)

EIN 43-0197190 PLAN 006

December 31, 2002

Par Value or No. of Shares	Description	Cost	Current Value

942,352	Brown Shoe Company, Inc. Common Stock *	$20,186,797	$22,456,248

857,572	Primco Total Return "A" Fund		$9,150,297

7,043,583	ABN AMRO Investor Money Market Fund *	$7,043,583	$7,043,583

252,320	ABN AMRO/Montag & Caldwell Balanced Fund *		$3,686,400

182,212	Dodge & Cox Stock Fund		$16,043,749

95,739	Vanguard Institutional Index Fund		$7,702,176

274,900	ABN AMRO/Montag & Caldwell Growth Fund *		$5,151,619

162,843	Euro Pacific Growth Fund		$3,740,494

38,276	Brazos Small Cap Fund		$492,230

	Loan Account

-	Participant loans, bearing interest at rates ranging from 5.25% to 10.5% with maturities through 2017		$1,987,838

	Total investments (held at end of year)		$77,454,634

* Exempt party-in-interest to Plan

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

EIN 43-0197190 PLAN 006

Year Ended December 31, 2002

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) - Series of transactions in excess of 5% of beginning net assets

ABN-AMRO	Brown Shoe Company, Inc. Stock	$3,675,327	$-	$3,675,327	$3,675,327	$-
		-	4,140,882	1,238,865	4,140,882	2,902,017

There were no category (i), (ii), or (iv) reportable transactions during 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 25, 2003	/s/ Andrew M. Rosen

Andrew M. Rosen
Senior Vice President,
Chief Financial Officer and Treasurer of
Brown Shoe Company, Inc. and Member
of the Administration Committee under the
Brown Shoe Company, Inc. 401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Auditors
99.1	Section 906 of the Sarbanes-Oxley Act of 2002